SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LODGES COMPLAINTS WITH GERMAN AND EU COMPETITION AUTHORITIES TO BLOCK LUFTHANSA TAKE OVER OF AIR BERLIN

Ryanair has today (15 Aug) lodged competition complaints with the German Bundeskartellamt and the European Commission regarding the obvious conspiracy playing out in Germany between the German Government, Lufthansa and Air Berlin to carve up Air Berlin's assets, while excluding major competitors and ignoring both EU competition and State Aid rules. Given the fact that the German Government is centrally involved in these manoeuvres, the Bundeskartellamt is likely to struggle to get out of bed. On this basis, and bearing in mind the scale of the market shares and the European implications involved, it is all the more important that the European Commission takes immediate and decisive action.

This manufactured insolvency is clearly being set up to allow Lufthansa to take over a debt-free Air Berlin which will be in breach of all known German and EU competition rules.

Now even the German Government is supporting this Lufthansa-led monopoly with €150m of State Aid so that Lufthansa can acquire Air Berlin and drive domestic air fares in Germany even higher than they already are. German customers / visitors will suffer higher air fares to pay for this Lufthansa monopoly.

ENDS

For further information

please contact:	Robin Kiely	Piaras Kelly
	Ryanair DAC	Edelman Ireland
	Tel: +353-1-9451949	Tel: +353-1-6789 333
	press@ryanair.com	ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 15 August, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary